		James M. Halley Q.C., 2	Derek J. Mullan, Q.C.	R. Stuart Wells
		M. Douglas Howard	W.W. Lyall D. Knott, Q.C.	Will iam A. Ruskin, 1
		Patrick A. Williams	Alexander Petrenko	Bernard Pinsky, 5
		Roy A. Nieuwenburg	William C. Helgason	William D. Holder
		Nigel P. Kent, 1	Douglas W. Lahay	David W. Kington
		Diane M. Bell	Anne L.B. Kober	R. Brock Johnston
		Neil P. Melliship	Kenneth K.C. Ing, 14, 15	Darren T. Donnelly
		Mark S. Weintraub	Kevin J. MacDonald	Don C. Sihota
		R. Barry Fraser	James A. Speakman	Ethan P. Minsky, 7, 8, 10
		Brock H. Smith	Nicole M. Byres	Peter Kenward
		D. Lawrence Munn, 9	John C. Fiddick	R. Glen Boswall
		Virgil Z. Hlus, 5	Stewart L. Muglich, 9	Samantha Ip
		Jonathan L.S. Hodes, 1, 6	Mark J. Longo, 3	Aaron B. Singer
		L.K. Larry Yen, 11	Amy A. Mortimore	Jane Glanville
		Brent C. Clark	Conrad Y. Nest, 11	Richard T. Weiland
		Allyson L. Baker, 3	Warren G. Brazier, 5	Veronica P. Franco
		Krista Prockiw	Jeffrey F. Vicq, 4	C. Michelle Tribe
		James T. Bryce	Jonathan C. Lotz, 9	Cam McTavish
		Valerie S. Dixon	Satinder K. Sidhu	Steven M. Donley, 13
		Tasha L. Coulter	Kari Richardson	Vikram Dhir, 1
		Adam M. Dlin	Marta C. Davidson	Rina J. Jaswal
Reply Attention of Direct Tel. EMail Address Our File No.	Kari Richardson 604.891.7730 kfr@cwilson.com 32213-01 / CW3244346.1	Sarah W. Jones	Anna D. Sekunova	Jun Ho Song, 5, 9, 12
		Michal Jaworski	Parveen B. Esmail	Shauna K.H. Towriss
		Kyle M. Wilson	Jennifer R. Loeb	Eric T. Pau
		Pratibha Sharma	Angela M. Blake	Seva Batkin
		David A. Hunter	Matthew R. Ely

Associate Counsel: Michael J. Roman

Certain lawyers have been admitted to practice in one or more of the following jurisdictions as indicated beside each name:

February 24, 2010	Canada 1 Alberta 2 Manitoba 3 Ontario 4 Saskatchewan	United States 5 California 6 Colorado 7 District of Columbia 8 Florida 9 New York 10 Virginia 11 Washington 12 Nevada	International 13 Australia 14 Hong Kong 15 United Kingdom

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
USA

Attention:	John Hartz
Senior Assistant Chief Accountant

Dear Sirs:

	Re:	Golden Century Resources Limited (the “Company”)
Form 10-K for the fiscal year ended June 30, 2009
File No. 0-52842

                              We write in response to the letter dated February 23, 2010 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended June 30, 2009. The following responses are numbered in a manner that corresponds with the comments as set out in the Comment Letter. We are also sending a blacklined copy of the Form 10-K/A, with an amended exhibit 31, as requested.

FORM 10-K FOR FISCAL YEAR ENDED JUNE 30, 2009

Explanatory Note, page 4

1.     The explanatory note in the Company’s Form 10-K has been amended to refer to the Company’s “annual” report rather than the Company’s “quarterly” report and the “year” ended June 30, 2009 rather than the “quarter” ended June 30, 2009.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

Exhibit 31

2.      The Company’s Form 10-K has been amended to revise the Section 302 certification to include the introductory language in paragraph 4 relating to internal control over financial reporting so that it is consistent with the Company’s presentation in Form 10-Q/A.

3.      The first paragraph of the certification has been revised to refer to the Company’s Form 10-K/A.

     We look forward to any further comments you may have with respect to our responses.

Yours truly,
CLARK WILSON LLP
/s/ Kari Richardson

Encl.